UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K/A

Amendment No. 1

ANNUAL REPORT PURSUANT

TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

AMCORE FINANCIAL SECURITY PLAN

(Full title of the plan)

AMCORE FINANCIAL, INC.

(Name of issuer of the securities held pursuant to the plan)

0-13393	36-3183870
(Commission File Number)	(IRS Employer Identification No.)

501 Seventh Street, Rockford, Illinois	61104
(Address of Principal Executive Offices)	(Zip Code)

(815) 968-2241

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Explanatory Note

This Form 11-K/A Amendment No. 1 is being filed to correct the conformed signature of KPMG LLP on the Report of Independent Registered Public Accounting Firm. In filing the initial Form 11-K, the conformed signature on the Report of Independent Registered Public Accounting Firm was inadvertently omitted. This Form 11-K/A amends and replaces the original 11-K filing in its entirety. Except for the foregoing, this Form 11-K/A does not modify or update other disclosures as presented in the Form 11-K filed with The Securities and Exchange Commission on July 13, 2007.

AMCORE FINANCIAL SECURITY PLAN

Financial Statements and Schedules

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

AMCORE FINANCIAL SECURITY PLAN

Report of Independent Registered Public Accounting Firm

The Trustees and Participants

AMCORE Financial Security Plan:

We have audited the accompanying statements of net assets of the AMCORE Financial Security Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Schedule H, Line 4j – Schedule of Reportable Transactions and Schedule G, Part III – Schedule of Nonexempt Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

July 13, 2007

AMCORE FINANCIAL SECURITY PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value:
AMCORE common stock fund	$25,114,511	26,980,876
Common trust fund – AMCORE Stable Asset Fund	6,846,336	7,380,995
Mutual funds and money markets	62,965,811	55,103,228
Participants’ loans	291,417	188,464
Receivables:
Refund of fees due from Trustee	615,297	—

Net assets available for benefits	$95,833,372	89,653,563

See accompanying notes to financial statements.

AMCORE FINANCIAL SECURITY PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Additions to net assets attributed to:
Net appreciation (depreciation) in fair value of investments	$3,511,969	(388,188)
Interest	63,916	10,402
Refund of fees from Trustee	367,004	—
Dividends	5,892,567	2,930,884

	9,835,456	2,553,098

Contributions:
Employer	3,916,251	3,879,395
Participant:
Payroll withholding	4,341,651	4,177,831
Rollovers	1,166,111	311,121

	9,424,013	8,368,347

Total additions	19,259,469	10,921,445

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	13,079,660	11,639,062
Plan Expenses	—	125,224

Total deductions	13,079,660	11,764,286
Net increase (decrease) in net assets	6,179,809	(842,841)

Net assets available for benefits:
Beginning of year	89,653,563	90,496,404

End of year	$95,833,372	89,653,563

See accompanying notes to financial statements.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Significant Accounting Policies

Financial Statement Presentation

The AMCORE Financial Security Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (ERISA); therefore, the Plan prepared its financial statements and supplemental schedules in accordance with the financial reporting requirements of ERISA rather than in accordance with Regulation S-X.

Valuation of Investments

If available, quoted market prices are used to value investments. Mutual funds are valued at quoted net asset values. Participants’ loan notes are valued at face value, which approximates market. Investment in the AMCORE Stable Asset Fund is valued at net asset value, which is determined based on the fair value of the underlying investments. AMCORE common stock is valued using quoted market prices.

Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan trustees to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

(2)	Plan Description

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of AMCORE Financial, Inc. and participating subsidiaries (“AFI” or the “Company”), which have completed 90 days of service and have attained age 18. It is subject to the provisions of ERISA.

Contributions

Each year, participants may contribute up to 100% of their annual wages on a pretax basis, not to exceed $15,000 in 2006 and $14,000 in 2005. If the participant was age 50 or older, the participant was entitled to contribute an additional “catch-up contribution” of up to $5,000 per year in 2006 and $4,000 in 2005. AFI makes safe harbor matching contributions of 100% of the first 3% of employee compensation contributed to the Plan and 50% of the next 2% of compensation contributed to the Plan. Employer matching contributions are invested in AFI common stock; however, participants are allowed to sell any portion of their AFI common stock within the Plan and direct the proceeds to another investment choice within the Plan.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The employer contributes 3% of the participants’ annual wages each year to a basic retirement account; these funds are for retirement and, therefore, are not available for participant loans. These funds are allocated to investments in the same manner as the participants’ contributions.

Effective beginning November 1, 2006, the Plan was amended to allow for Roth deferral contributions, and are subject to the same contribution limitations as stated above. Roth deferrals allow a participant’s contributions be included in the participant’s annual income for the taxable year of the contribution. At time of qualified distribution, the deferrals and earnings are excluded from income. A participant’s Roth deferred contributions will be separately accounted for, as will gains and losses attributable to those Roth deferred contributions, in a Roth deferred contributions account.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the employer’s contribution and plan earnings, net of administrative expenses. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. The Plan provides for a maximum contribution to a participant’s account in any plan year of the lesser of $44,000 in 2006, and $42,000 in 2005, or 100% of the participant’s compensation.

Participant Rollover Accounts

Employees are permitted to roll over amounts from a former employer’s plan into the Plan at any time, even before becoming a participant. The employee has all the same investment options and benefits of the Plan as a participant.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Upon termination of service, a participant may choose to leave investments in the Plan if the participant’s account balance is over $5,000 or select one of several payment options such as: roll-over, lump-sum payments, or installment payments. Withdrawals by a participant are fully taxable, except for the return of after-tax contributions, if any. AFI amended the Plan effective with distributions made on or after March 28, 2005, related to automatic rollover provisions. If an employee terminates employment and the vested interest in the Plan does not exceed $5,000 and the employee does not elect either to receive or to roll over the distribution, then the distribution must be rolled over to an individual retirement account (IRA).

Vesting

Participants are immediately vested in both their contributions and that of the employer.

Investment Funds

As of December 31, 2006, the assets of the Plan are segregated and maintained in 24 separate investment funds and the Participant Loan Fund, as described below (see page 9 for additional information on the Participant Loan Fund). Participants have the option to invest their account balance and contributions to

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2006 and 2005

their respective account in these funds except the Participants Loan Fund, AMCORE Common Stock Fund, and Stock Liquidity Fund in increments of whole percentages of their eligible earnings. Participants have the ability to invest up to 10% of new employee deferral contributions into the AMCORE Common Stock Fund. Participants have the option to change the allocation of their individual balances daily.

During 2006, the Plan made the following additional mutual funds available to participants: Vanguard Target Retirement 2005, Vanguard Target Retirement 2015, Vanguard Target Retirement 2025, Vanguard Target Retirement 2035, Vanguard Target Retirement 2045, and Vintage Liquid Assets Fund.

Fund name changes during 2006 included Allianz RCM Global Technology to Allianz RCM Technology.

On June 5, 2006, the Plan holdings in the Vintage Government Assets Fund were liquidated. The proceeds were invested into the Vintage Liquid Assets Fund. A blackout period for the Plan was in effect from June 5, 2006 until June 9, 2006, during which time participants were unable to direct or diversify the assets held in the Vintage Government Assets Fund.

On June 5, 2006, the Plan closed the Federated Stock and Bond Fund and the RS Diversified Growth Fund to new contributions. All future contributions that were elected to go to Federated Stock & Bond Fund were automatically invested in the Transamerica Premier Balanced Fund and contributions that were elected to go to the RS Diversified Growth Fund were automatically invested in the Dreyfus Small Cap Stock Index Fund. Existing balances in these funds remain invested until individual participants request that they be transferred.

On September 11, 2006, the plan closed the Federated Capital Appreciation Fund to new contributions. All future contributions that were elected to go to the Federated Capital Appreciation Fund were automatically invested in the American Funds Growth Fund of America. Existing balances in the fund remain invested until individual participants request that they be transferred.

During 2005, the Plan made the following additional mutual funds available to participants: Federated Capital Appreciation Fund, Federated Kaufman Fund, Federated Stock and Bond Fund, Dreyfus Small Cap Stock Index Fund, and Transamerica Premier Balanced Fund.

Funds that were removed from the Plan during 2005 were: ING Small Company Fund, Vintage Balanced Fund, Vintage Equity Fund, and Vintage Growth Fund.

Fund name changes during 2005 included PBHG Mid-Cap Value to Old Mutual Mid-Cap Fund, Gabelli Westwood Equity Fund to Westwood Equity Fund and PIMCO Innovation Fund to Allianz RCM Innovation Fund. The Allianz RCM Innovation Fund subsequently closed and merged into the Allianz RCM Global Technology Fund on May 25, 2005. All existing balances were transferred to the Allianz RCM Global Technology Fund.

On June 6, 2005, the Plan holdings in the ING Small Company Fund were liquidated. The proceeds were invested into the Dreyfus Small Cap Stock Index Fund. A blackout period for the Plan was in effect from June 6, 2005 until June 10, 2005, during which time participants were unable to direct or diversify the assets held in the ING Small Company Fund.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2006 and 2005

On September 19, 2005, the Plan holdings in the Vintage Growth Fund and Vintage Equity Fund were liquidated. The proceeds were invested into the Federated Capital Appreciation Fund. Additionally, Plan holdings in the Vintage Balanced Fund were liquidated and proceeds were invested into the Federated Stock and Bond Fund.

The Plan provides that fund assets be invested as follows at December 31, 2006:

AMCORE Common Stock Fund consists solely of AFI common stock, which is traded on NASDAQ under the symbol “AMFI.” The employees have voting rights in all shares. Contributions are held in a money market fund on a temporary basis until the AFI stock is purchased.

Stock Liquidity Fund serves as a temporary account to accumulate contributions to be allocated to the AMCORE Common Stock Fund. This fund invests in money market instruments.

AMCORE Stable Asset Fund seeks to earn a high level of return consistent with, and providing for, preservation of capital, high credit quality, liquidity to pay plan benefits, and reasonable tracking of interest rates. The Fund consists of a diversified portfolio of high-quality, stable value investment contracts issued by life insurance companies, banks, and other financial institutions. The principal value of these assets remains stable regardless of stock and bond market fluctuations. The return is a blend of all of the rates of the various investments purchased by the Fund.

Allianz RCM Technology Fund seeks long-term capital appreciation. The Fund invests in equity securities of technology companies, domestic and international, that use technology in an innovative way to gain a strategic, competitive edge. The Fund will normally invest at least 65% of its total assets in technology companies.

American Funds Growth Fund of America seeks long-term capital growth. The Fund invests in common stocks of companies that appear to offer superior opportunities for growth of capital. The Fund may also hold cash or money market instruments. The size of the Fund’s cash position will vary and will depend on various factors, including market conditions and purchases and redemptions of fund shares.

Dreyfus Small Cap Stock Index Fund seeks to match the performance of the S&P Small Cap 600 Index. To pursue this goal, it will invest in a representative sample of stocks included in the Index and in futures whose performance is related to the Index, rather than attempt to replicate the Index. The portfolio investments of the Fund are selected by a “sampling” process based on market capitalization, industry representation, and other means.

Federated Capital Appreciation Fund seeks capital appreciation. The Fund invests primarily in common stock of companies with medium and large market capitalizations that offer superior growth prospects or of companies whose stock is undervalued.

Federated Kaufman Fund seeks capital appreciation by investing primarily in stocks of small-and medium-sized companies that are traded on national security exchanges, NASDAQ and the over-the-counter market. Up to 25% of its net assets may be invested in foreign securities.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Federated Stock and Bond Fund seeks relative safety of capital with the possibility of long-term growth of capital and income. The Fund invests in a diversified portfolio that is allocated between equity and fixed-income securities. The Fund may be appropriate for investors whose goals include both capital growth and income.

Fidelity Advisor Diversified International Fund seeks capital growth. The Fund invests primarily in common stocks of non-U.S. securities. The Fund allocates investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

Old Mutual Mid-Cap Fund seeks above-average total return over a market cycle of three to five years. The Fund invests in equity securities of companies with market capitalizations in the range of companies represented in the S&P MidCap 400 Index that are considered to be relatively undervalued.

RS Diversified Growth Fund seeks long-term growth. The Fund invests primarily in small-capitalization growth companies across a broadly diversified mix of industry sectors and companies. The Fund invests primarily in stocks of companies with market capitalizations of up to $1.5 billion, but may invest in larger companies.

Transamerica Premier Balanced Fund seeks long-term capital growth and current income; capital preservation is a secondary consideration. The Fund allocates assets among stocks, bonds, and cash; it always maintains at least 25% of assets in nonconvertible debt securities. Typically, stocks will represent 60%-70% of the Fund, with the remaining 30%-40% in investment-grade bonds.

Vintage Bond Fund seeks income and capital appreciation consistent with preservation of capital. The Fund invests primarily in a diversified portfolio of fixed-income securities, including corporate debt, U.S. government, and mortgage-related securities. The Fund expects to maintain a dollar-weighted average portfolio maturity of four to ten years.

Vintage Limited Term Bond Fund seeks total return through a combination of interest income from its investment and capital appreciation. The Fund expects to invest in a wide range of debt obligations of U.S. corporations within the three highest rating categories. The Fund may invest up to 25% of its total assets in securities rated within the fifth highest rating category, which are considered below investment grade securities.

Vintage Liquid Assets Fund seeks safety of principal and liquidity, and to the extent consistent with these objectives, maximum current income. The Fund invests in Treasury bills or notes and other obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and high-quality commercial paper and corporate obligations.

Vanguard Total Stock Market Index Fund seeks to match the performance of a benchmark index that measures the investment return of the overall stock market. The Fund is designed to track the performance of the Wilshire 5000 Index, which consists of all of the U.S. common stocks traded regularly on the New York and American Stock Exchanges and the NASDAQ over-the-counter market. The Fund typically invests all, or substantially all, of its assets in the 1,300 largest stocks in its target Index and in a representative sample of the remainder.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Vanguard Target Retirement Income Fund seeks to provide growth of capital and current income consistent with its current asset allocation. The Fund currently invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire with an income goal in mind.

Vanguard Target Retirement 2005 Fund seeks to provide growth of capital and current income consistent with its current asset allocation. The Fund currently invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005.

Vanguard Target Retirement 2015 Fund seeks to provide growth of capital and current income consistent with its current asset allocation. The Fund currently invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015.

Vanguard Target Retirement 2025 Fund seeks to provide growth of capital and current income consistent with its current asset allocation. The Fund currently invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025.

Vanguard Target Retirement 2035 Fund seeks to provide growth of capital and current income consistent with its current asset allocation. The Fund currently invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035.

Vanguard Target Retirement 2045 Fund seeks to provide growth of capital and current income consistent with its current asset allocation. The Fund currently invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045.

Westwood Equity Fund seeks to provide capital appreciation. Under normal market conditions, the Fund invests at least 65% of its assets in common stocks and securities that may be converted into common stocks. The Fund invests in a portfolio of seasoned companies.

Participant Loan Fund. Participant loans are made to participants for hardship reasons only such as preventing eviction from or foreclosure on a principal residence, purchase of a principal residence, payment of college tuition for the participant or a dependent, payment of certain medical expenses, and for other unforeseeable hardships as approved by the Plan Committee.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2006	2005
AMCORE Common Stock Fund, 768,736 and 887,238 shares, respectively*	$25,114,511	26,980,876
Federated Capital Appreciation Fund, 444,391 and 523,898 shares, respectively	10,883,147	13,139,352
American Funds Growth Fund of America, 395,028 and 359,200 shares, respectively	12,901,639	11,020,264
AMCORE Stable Asset Fund, 267,644 and 299,553 shares, respectively	6,846,336	7,380,995
Westwood Equity Fund, 439,543 shares	4,922,892	**
Fidelity Advisor Diversified International Fund, 187,172 shares	6,916,015	**

*	Nonparticipant-directed investment.
**	Amount less than 5% of plan net assets.

During 2006 and 2005, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $3,511,969 and depreciated in value by $388,188, respectively, as follows:

	Years ended December 31
	2006	2005
AMCORE Financial, Inc. common stock	$1,761,950	(1,616,409)
Vintage Funds	(3,571)	(796,962)
Other mutual funds	1,478,998	1,811,469
AMCORE Stable Asset Fund	274,592	213,714

	$3,511,969	(388,188)

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2006	2005
Net assets – AMCORE Financial, Inc. common stock	$25,114,511	26,980,876

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2006 and 2005

	Years ended December 31
	2006	2005
Changes in net assets:
Contributions/interfund transfers	$(544,500)	2,269,510
Net appreciation (depreciation)	1,723,818	(1,290,473)
Net gain (loss) on sale of plan investments	38,132	(325,936)
Benefits paid to participants	(3,083,815)	(2,659,358)

Net decrease in net assets	$(1,866,365)	(2,006,257)

(5)	Related Party Transactions

Transactions with the AMCORE Stable Asset Fund, a common trust fund managed by AMCORE Investment Group, N.A. (AIG), an affiliate of AFI, qualify as party-in-interest transactions.

Certain costs of administering the Plan are paid by AFI. The administration of the funds is performed by the Plan Sponsor. Administrative expenses charged to the Plan totaled $194,956 and $125,224 for the years ended December 31, 2006 and 2005, respectively. These expenses will be repaid to the Plan by AIG in 2007 and are included in the receivable reflected in the December 31, 2006 Statement of Net Assets Available for Benefits. See Note 10. The service provider is AIG. AFI stock dividends recorded totaled $612,779 and $605,770 in 2006 and 2005, respectively.

In 2005, Plan investments included shares of mutual funds and money market deposits which were formerly managed by AIG, which is also the trustee as defined by the Plan, and therefore, these qualified as party-in-interest transactions during the year. On September 19, 2005, the Plan holdings in the Vintage Growth Fund, Vintage Balanced Fund, and Vintage Equity Fund were liquidated. The proceeds were invested into the Federated Capital Appreciation Fund and the Federated Stock and Bond Fund. Administration of the Vintage Government Assets Fund, Vintage Bond Fund, and Vintage Limited Term Bond Fund were part of the sale of one of AFI’s subsidiaries on December 30, 2005 and are no longer related to AFI.

(6)	Plan Termination

Although it has not expressed any intent to do so, AFI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net income or loss to the date of termination, less any distribution expenses and liquidation costs, shall be distributed proportionately to the participants’ accounts and participants will be entitled to receive the value of their accounts.

(7)	Participant Loans

Participants are eligible to obtain loans from the Plan in the event of financial hardship, as defined by the Plan. The loans are limited to the lesser of $50,000 or 50% of the accrued benefit of the participant under the Plan, excluding the participant’s accrued benefit attributable to the basic retirement account. Participants’ loans are charged interest at a rate based on prime at the date of the loan and fixed for the life of the loan. Loan terms range from 1–5 years or up to 30 years for loans made for the acquisition of a primary residence. At December 31, 2006 and 2005, outstanding loans bear interest at rates of 4.0% to

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2006 and 2005

9.5%. Loan repayments are made through automatic payroll deductions from the participant. The loans are collateralized by the participants’ vested interest in the Plan and a participant may only have one loan outstanding at a time.

(8)	Income Tax Status

The Internal Revenue Service has determined and informed the employer, by letter dated April 28, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Internal Revenue Service has also determined and informed the Company, by a letter dated April 28, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt under applicable sections of the Internal Revenue Code. The Internal Revenue Service has also determined and informed the Company, by a letter dated November 4, 2002, that it has made a favorable determination with regard to the plan amendments dated November 19, 2001. The Plan has been amended since receiving the determination letter. However the plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(10)	Subsequent Events

Summary of Investment Changes Regarding the Plan

Effective April 18, 2007, the Old Mutual Mid Cap Fund was replaced with the Vanguard Strategic Equity Fund. All assets held in the Old Mutual Mid Cap Fund were transferred to the Vanguard Strategic Equity Fund, and all contributions previously directed to go to the Old Mutual Mid Cap Fund were invested in the Vanguard Strategic Equity Fund.

Due to the Old Mutual Mid Cap Fund change, a blackout period for the Plan was in effect from April 18, 2007 until April 24, 2007, during which time participants were unable to direct or diversify investments in the Old Mutual Mid Cap Fund.

Prohibited Transaction

Subsequent to December 31, 2006, it was determined that administrative expenses charged to the Plan by AIG, see Note 5, and certain indirect fees received by AIG during 2006 and prior years were nonexempt prohibited transactions under the Employee Retirement Income Security Act of 1974, as amended, and Section 4975 of the Internal Revenue Code of 1986, as amended, and will be repaid to the Plan, along with lost earnings as determined in accordance with the United States Department of Labor’s Voluntary Fiduciary Correction Program guidelines.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The total amount of the repayment plus lost earnings, $615,297 is reflected as a receivable on the Statement of Net Assets Available for Benefits as of December 31, 2006. The Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006 reflects fee rebates of $367,004 for indirect fees, $53,337 of additional interest for lost earnings and a $194,956 reduction in plan expenses for a total of $615,297.

Schedule 1

AMCORE FINANCIAL SECURITY PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Description	Number of shares or principal amount	Cost	Current value

Common stock:
AMCORE Financial, Inc. *	768,736	$17,808,710	$25,114,511
Common trust fund:
AMCORE Stable Asset Fund *	267,644	6,053,142	6,846,336
Mutual funds:
Stock Liquidity Fund	90,433	90,433	90,433
American Funds Growth Fund of America	395,028	10,567,473	12,901,639
Allianz RCM Global Technology Fund	15,263	542,530	616,197
Dreyfus Small Cap Stock Index Fund	121,345	2,651,876	2,855,267
Fidelity Advisor Diversified International Fund	187,172	5,879,719	6,916,015
Federated Capital Appreciation Fund	444,391	11,296,871	10,883,147
Federated Stock and Bond Fund	96,977	1,847,190	1,800,877
Westwood Equity Fund	439,543	4,628,589	4,922,892
Federated Kaufmann Fund	411,894	2,372,247	2,331,323
Liquid Assets Fund	3,843,717	3,843,718	3,843,718
Old Mutual Mid-Cap Fund	240,019	3,999,427	3,859,511
RS Diversified Growth Fund	21,389	431,843	516,139
Transamerica Premier Balanced Fund	47,818	1,180,847	1,206,948
Vintage Bond Fund	226,004	2,226,454	2,187,721
Vintage Limited Term Bond Fund	365,253	3,513,934	3,458,953
Vanguard Target Retirement 2005 Fund	2,831	32,477	32,472
Vanguard Target Retirement 2015 Fund	20,621	252,901	256,949
Vanguard Target Retirement 2025 Fund	36,791	459,858	479,760
Vanguard Target Retirement 2035 Fund	24,390	315,649	338,292
Vanguard Target Retirement 2045 Fund	17,804	247,181	254,957
Vanguard Total Stock Market Index Fund	94,238	2,731,550	3,212,601

Mutual funds		59,112,767	62,965,811
Participants’ loans (Loan Fund), interest rates ranging from 4.0% to 9.5% and maturities ranging from March 16, 2007 to August 8, 2036		—	291,417

Total investments		$82,974,619	$95,218,075

*	Indicates party-in-interest.

See accompanying report of independent registered public accounting firm

Schedule 2

AMCORE FINANCIAL SECURITY PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2006

Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Gain (loss)
AMCORE Financial Inc.*	Common Stock	$2,879,131	—	2,879,131	2,879,131	—
			6,243,639	6,205,507	6,243,639	38,132

*	Indicates party-in-interest.

See accompanying report of independent registered public accounting firm

Schedule 3

AMCORE FINANCIAL SECURITY PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2006

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction		Cost of asset	Current value of asset on transaction date	Net Gain (loss)
AMCORE Investment Group, N.A. (AIG)	AIG is a wholly owned subsidiary of AMCORE Financial, Inc. (the “Plan” Sponsor).	Fees paid to AIG from the Plan and certain indirect fees received by AIG are considered prohibited by ERISA as AIG is a party-in- interest.
			$—	—	—	615,297	*	—	—	—

*	The Plan will be reimbursed in 2007. This amount includes lost earnings as determined in accordance with the U.S. Department of Labor’s Voluntary Fiduciary Correction Program guidelines.

See accompanying report of independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMCORE FINANCIAL SECURITY PLAN

/s/ Donald H. Wilson
Donald H. Wilson
Executive Vice President and Chief Financial Officer
AMCORE Financial, Inc. Plan Administrator

Date: July 16, 2007

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm